EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change
April 30, 2025

Item 3	News Releases
News release dated May 6, 2025

Item 4	Summary of Material Change

On April 8, 2025, the Company granted 200,000 stock options, with expiry on April 7, 2027 and exercise price of $0.08, to a third party. On April 25, 2025, the Company issued 250,000 common shares pursuant to the exercise of 250,000 share purchase warrants for gross proceeds of $25,000. Effective April 30, 2025, the Company issued 14,999,303 common shares pursuant to the settlement of $1,499,930.25 of amounts owing to directors, officers and consultants.

Item 5	Full Description of Material Change
Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report
May 6, 2025

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SCHEDULE “A”

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BetterLife Announces Debt Settlements

VANCOUVER, British Columbia, May 6, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic neuroplastogen in the treatment of psychiatric and neurological disorders, announces that it has issued 14,999,303 common shares pursuant to the settlement of accounts payable and amounts due to directors and officers totaling $1,499,930. The common shares issued will be subject to a four month hold period pursuant to applicable Canadian securities laws. The Company’s officers and directors settled $1.03 million in amounts owed for a total of 10,308,039 common shares.

The Company also issued 250,000 common shares pursuant to the exercise of 250,000 share purchase warrants for gross proceeds of $25,000.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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